EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS SEPTEMBER 2003 PERFORMANCE

HOUSTON, Oct. 1, 2003 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in September 2003 for its Continental Express operating fleet.

During the month, ExpressJet flew 483.3 million revenue passenger miles (RPMs), up 57.0 percent versus September 2002, and 50,549 block hours, compared with 38,399 block hours in September 2002. Capacity increased 42.2 percent to 722.9 million available seat miles (ASMs) in September 2003, compared with September 2002. ExpressJet's load factor increased to 66.9 percent in September 2003, a record September load factor and a 6.4 point improvement over September 2002.

Also in September, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 97.7 percent. ExpressJet's operations were impacted by Hurricane Isabel and a month-long runway resurfacing project at Newark Liberty International Airport. The resurfacing project was completed Sept. 27. In September 2002, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 99.3 percent.

During the month, ExpressJet accepted delivery of two ERJ-145XR aircraft, bringing the company's total operating fleet to 218 jets. In addition, ExpressJet announced it will add Continental Express service from New York to Huntsville, Ala., and Tulsa, Okla., on Nov. 1, and from Houston to Ciudad del Carmen, Mexico on Dec. 17, subject to government approval.

ExpressJet Airlines, *Air Transport World's* 2003 Regional Airline of the Year, operates as Continental Express, providing Continental Airlines with all of its regional jet capacity at its New York, Houston and Cleveland hubs. ExpressJet serves 123 destinations in the U.S., Canada, Mexico and the Caribbean, with more than 1,100 daily departures. Continental Express offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere Continental and its alliance partners fly. ExpressJet Airlines, which employs 6,000 people, is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

SEPTEMBER	2003	2002	Change
Revenue Passenger Miles (000)	483,324	307,756	57.0 Percent
Available Seat Miles (000)	722,893	508,432	42.2 Percent
Passenger Load Factor	66.9 Percent	60.5 Percent	6.4 Points
Block Hours	50,549	38,399	31.6 Percent
Departures	29,593	25,483	16.1 Percent

YEAR-TO-DATE	2003	2002	Change
Revenue Passenger Miles (000)	4,139,264	2,874,976	44.0 Percent
Available Seat Miles (000)	6,108,624	4,555,079	34.1 Percent
Passenger Load Factor	67.8 Percent	63.1 Percent	4.7 Points
Block Hours	432,955	370,355	16.9 Percent
Departures	261,604	234,889	11.4 Percent

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